Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 17 DATED JANUARY 18, 2018
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – 14th Street L.L.C - Update

On May 10, 2016, we acquired ownership of a “majority-owned subsidiary”, 14th Street L.L.C. (the “Elysium 14 Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $4,475,000, which is the initial stated value of our equity interest in the Elysium 14 Controlled Subsidiary (the “Elysium 14 Investment”). On January 12, 2018, we increased our total investment amount to $6,475,000 and made several modifications to the existing operative agreements (the “New Elysium 14 Investment”).

Pursuant to the new operative agreements (the “New Elysium 14 Operative Agreements”), we are entitled to receive a 10.9% per annum economic return on our Elysium 14 Investment, paid current on a monthly basis until the New Elysium 14 Investment is redeemed.

The Elysium 14 Controlled Subsidiary is required to redeem our New Elysium 14 Investment by September 10, 2018 (the “New Elysium 14 Redemption Date”); provided that the Elysium 14 Controlled Subsidiary has the ability to extend the New Elysium 14 Redemption Date through one (1) twelve (12) month extension. To exercise each such extension and avoid default under the New Elysium 14 Operative Agreements, the Elysium 14 Controlled Subsidiary is required to pay us an extension fee 0.5% of the outstanding stated value of the Elysium 14 Investment. During the extension period, the per annum economic return on the Investment will increase to 11.9% per annum.